UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)
LIQUIDMETAL TECHNOLOGIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
53634X100
(CUSIP Number)
Yeung Tak Lugee Li
Room 906, Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 10, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 53634X100
1	NAME OF REPORTING PERSON Yeung Tak Lugee Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 237,533,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 237,533,516 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,533,516 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As of the date of the events which require the filing of this Schedule 13D, the Reporting Person beneficially owns 237,533,516 shares of common stock, which includes (i) 1,360,150 shares of common stock held directly by the Reporting Person; (ii) 225,212,112 shares of common stock held by Liquidmetal Technology Limited; and (iii) a common stock purchase warrant to acquire 10,066,809 shares of common stock at $0.07 per share stock held by Liquidmetal Technology Limited; and (iv) 894,445 shares issuable pursuant to outstanding stock options which are exercisable currently or within 60 days of October 10, 2024, held by the Reporting Person. The Reporting Person is the sole shareholder, executive officer and director of Liquidmetal Technology Limited.

(2)
Percentage of class calculated based on an aggregate of 917,285,149 shares issued and outstanding as of August 13, 2024, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 13, 2024.

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AMENDMENT NO. 1 TO SCHEDULE 13D
Explanatory Note
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D relating to the Common Stock of Liquidmetal Technologies, Inc., a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“Commission”) on March 17, 2016 by and on behalf of Yeung Tak Lugee Li (“Reporting Person”) (as amended by Amendment No. 1, the “Schedule 13D”). Except as otherwise set forth herein, this Amendment No. 1 does not modify any information previously reported by the Reporting Person in the Schedule 13D.
Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer. The Issuer’s principal executive offices are located at 20321 Valencia Circle, Lake Forest, CA 92630.
Item 2. Identity and Background.
This statement is being filed by and on behalf of the Reporting Person. The Reporting Person is the sole shareholder, executive officer and director of Liquidmetal Technology Limited (“LTL”).
The address of the principal office of the Reporting Person is Room 906, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong.
Reporting Person is principally involved in the business of consulting.
Reporting Person is a citizen of Hong Kong.
Reporting Person is an accredited investor.
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is supplemented as follows:
Pursuant to the Purchase Agreements (as defined below), each of the Purchasers (as defined below) acquired the securities from LTL in exchange for an executed and delivered promissory note.
Item 4. Purpose of Transaction.
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
Sale of Common Stock: LTL sold shares of Common Stock of the Issuer to four third-party purchasers (the “Purchasers”) in four private transactions, each pursuant to a Stock Purchase Agreement dated October 10, 2024 (the “Purchase Agreements”). LTL sold 44,946,972 shares of Common Stock to each Purchaser. Following the sale of the shares of Common Stock, the Reporting Person now beneficially owns 237,533,516 shares of Common Stock.
The shares of Common Stock were transferred to each of the Purchasers on October 10, 2024, and the transactions described in this Item 4 were effected at the same time.
Investment Purposes: The Reporting Person sold the Shares of the Issuer to the Purchasers in the Reporting Person’s ordinary course of business. Except as set forth herein, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of additional securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.
Item 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
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(a) The percentages used in this Schedule 13D are calculated on the basis of 917,285,149 Shares outstanding, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, filed with the Commission on August 13, 2024. As of October 10, 2024, the Reporting Person beneficially owned an aggregate of 237,533,516 or 25.9% of Issuer’s common stock.
(b) The information contained in table form in Rows 7 through 11 on page 2 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.
(c) Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the Securities in the last 60 days.
(d) LTL has the right to receive and the power to direct the receipt of proceeds from the sale of the shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description of Exhibit
4.1	Stock Purchase Agreement dated October 10, 2024, by and between Lutos Capital, LLC and Liquidmetal Technology Limited
4.2	Stock Purchase Agreement dated October 10, 2024, by and between Matana Ventures, LLC and Liquidmetal Technology Limited
4.3	Stock Purchase Agreement dated October 10, 2024, by and between Parnas Hills LLC and Liquidmetal Technology Limited
4.4	Stock Purchase Agreement dated October 10, 2024, by and between XEX International, LLC and Liquidmetal Technology Limited

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: October 15, 2024
/s/ Tony Chung
Tony Chung
Attorney in Fact

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